Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010 and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

MANAGEMENT DISCUSSION SECTION
Operator: Good day, everyone, and welcome to the Apache Corporation Conference Call. Today’s call is being recorded. Today’s presentation will be hosted by Mr. Tom Chambers, Vice President, Corporate Planning, and Investor Relations.
Mr. Chambers, please go ahead.
Thomas P. Chambers, Vice President, Planning and Investor Relations
Thank you. Good morning, everyone. Thanks for joining us for Apache Corporation’s call to discuss the announced merger agreement with Mariner Energy. On today’s call, we will have prepared remarks from Steve Farris, our Chairman and CEO, and Roger Plank, our President, utilizing the presentation slides that have been posted on our website which can be found at www.apachecorp.com/mariner. We will take questions after concluding the prepared remarks.
Today’s discussion may contain forward-looking estimates and assumptions and no assurance can be given that those expectations will be realized. A full disclaimer is located on our website on pages two and three of the reference slides.
And with that, I will turn the call over to Steve.
G. Steven Farris, Chairman of the Board and Chief Executive Officer
Thank you, Tom, and thank all of you for joining us this morning. We are very enthusiastic about what we were able to accomplish. Before I really get into the detailed discussion of our merger material, I would like for you to turn to slide four, which is really just an outline of what we have done from a merger agreement standpoint.
Mariner shareholders will receive 0.17043 Apache shares plus $7.80 of cash and that was based on a closing price on April 14 which represents about $26.22 for Mariner shareholders. The equity portion of the consideration has been structured as a tax-free transaction.
And Mariner’s shareholders can elect to receive stock, cash or a combination to them subject to proration to an aggregate mix of approximately 70% stock and 30% cash. The total transaction value is about $3.93 billion which includes 1.24 billion of Mariner net debt, which Apache will assume. The main conditions to the closing of the transaction are the approval by Mariner shareholders and the normal clearance of regulatory authorities, when we expect the transaction to close during the third quarter of this year.
Now I would like for you to turn to slide five and most of you may be aware that earlier this week we announced the acquisition of a package of offshore properties from Devon and this is what we are going to look at after the Devon and Mariner transactions. Pro forma net production, and this is for January of 2010, will increase from 588,000 barrels of oil equivalent per day to 664,000 barrels of oil equivalent a day or about a 13% increase.
Our production commodity mix doesn’t change. It’s still about 50% oil and 50% gas. Our Gulf of Mexico shelf production becomes about 20.6%, 21%, of our total production which is up from about 16.5% before the transaction. When you look at Apache’s production distribution over the past recent years this is not a meaningful increase from where we have been in the past.
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Based on the year-end 2009 numbers after the two transactions, our proved reserves will increase by 222 million barrels or 9.3% and our balance between oil and gas reserves remain unchanged.
So now I would like to talk to you a little bit about why we think this is such a unique strategic fit for Apache.
Mariner’s deepwater position and their experience give Apache a new growth area in the United States to add meaningful oil reserves and production over a long-term. The combined shelf positions of Mariner and our recently announced Devon acquisition provides significant cash flow to fund not only our newly acquired deepwater assets, but our other core growth areas around the globe. Frankly, there are very few times that we’ve had an opportunity such as this.
All of Mariners assets fit perfectly with Apache’s, so we don’t have to divest off something in order to get what we want. Culturally, our two companies have worked together and we look forward to melding Mariner’s employees with Apache employees and strategically Mariner provides Apache the opportunity to add a new core growth area to our US portfolio at an entry-level size that allows us to grow with it. And I say this in all sincerity, not since our Phoenix merger in 1996, which put us in the Western Desert of Egypt in a big way have we had such a strategic opportunity.
I am sure there are questions as why Apache would enter the deepwater, right now. First of all, this wasn’t a knee-jerk decision; Apache has operated deepwater oil and gas developments in Australia and have drilled deepwater discoveries in the Nile Delta of the Mediterranean. We’ve also participated in deepwater discoveries and developments in the Gulf of Mexico. Over the last several months, we’ve been building our organization for this step and with the added expertise of the very successful Mariner team we’re excited about our capabilities.
There are three important reasons why we believe it’s a right strategic move. First, it provides significant growth potential in one of the world-class oil exploration provinces. Secondly, advanced seismic technology with wide-azimuth has significantly increased success potential. And third, the growth of deepwater infrastructure over the last several years potentially allows for new discoveries to leverage already existing facilities reducing the full cycle development cost.
We believe that over the long-term Mariner can be as valuable to Apache shareholders as the Phoenix merger was 14 years ago.
As I take you through the presentation today, I hope you’ll come away with the same enthusiasm for this strategic move that we have. I’d like to now turn to slide seven and here you have a snapshot of Mariner’s portfolio, and the real point is that all of the assets fit with us remarkably well. One thing, we had never liked about corporate acquisitions is that generally when you buy something you only want about half of it, and this is not the problem here. Every component of Mariner’s portfolio is a great fit for Apache. As you can see, the deepwater Gulf of Mexico is the largest part of it both in terms of production and resource potential.
Mariner has an extensive track record of 36 deepwater development projects completed to-date. It has development upside including participation in two significant projects, Heidelberg and Lucius, which are estimated to hold over 200 million barrels gross each. And Mariner has nearly 1.5 billion barrels of oil equivalent in unbooked resource potential, 1.3 of which has been evaluated by D&M. This does not include a large number of prospects and recently leased blocks, many of which are in these Lucius discovery area.
Mariner’s Gulf of Mexico shelf and Permian oil provide us with strong cash flow and drilling inventory in areas that we know very well and they have a lot of running room.
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And finally, Mariner has 200,000 net acres in new onshore plays, primarily oil focused and this includes 54,000 net acres in the Niobrara in Wyoming. And now we will go through each one of these areas in more detail starting with the deepwater.
If you turn to slide eight, this is what we at Apache have been doing in the deepwater. We have built experience and a record of success in Egypt, Australia and the Gulf of Mexico both on the exploration and the development side. This gives us an informed perspective on deepwater as we considered this strategic step. If you look in Egypt, we made four deepwater discoveries in West Med Deep with 100% success rate and found about 2 Tcf of gas.
In Australia, our Van Gogh and Coniston oil development projects were FPSOs. We generated and participated in a number of successful deepwater projects which includes Geauxpher which is a very successful joint project with Mariner we discovered in 2008 and brought on stream last year at over 100 million a day. This is just one of several projects we have undertaken jointly with Mariner.
If I could go to slide nine now, I’m not going to belabor this point, but we think it is the right time for us to enter the Gulf of Mexico in the deepwater right for the very reason that you see on this slide. There is a number of technological developments and seismic and facilities have derisked their deepwater, making it more predictable, lower risk and lower cost.
This is Wide Azimuth in reverse time migration, and you can see the image improvement. It has really just happened over the last two or three years. This process has been around for some time, but in the last couple of years it has really become much more sophisticated. With better imaging we can place wells more accurately to reduce the likelihood of expensive dry holes, plus we need fewer appraisal wells.
Development models have been derisked and project lead times have been shortened with experience. More infrastructure is available to tie discoveries and maturing asset-based provides exploitation opportunities. There is no doubt in my mind this is the right time for Apache to enter the deepwater as a business and really make a big impact as we have already done in the Gulf of Mexico Shelf and in other areas with attractive results for our shareholders.
The next slide — if you — anyone perceives that its — we are too late in the deepwater, the answer is obviously no. As I said, the technologies that derisk the play are only coming into their own economically now. In addition, block turnover in the Gulf of Mexico deepwater over the next few years is going to be very big.
What you see here is the deepwater leases that expire between 2009 and 2014. We get a large high-quality footprint from Mariner, but even beyond that the next few years are going to provide large offshore leasing opportunities in this country.
You might turn to slide 11 now. What you have is Mariner’s current deepwater lease and project portfolio. Mariner has 99 deepwater blocks in the Gulf of Mexico and won an additional 36 deepwater blocks in the most recent OSBS [ph] sale. This deepwater business is the right size for Apache to really have a credible footprint but to also be able to build going forward and create value.
I’d like for you to turn to slide 12 now. This may surprise some people. As you can see, Mariner has a deepwater track record, an experienced base very much above what we would correspond to a company of their size. Only BP and Shell have participated in more projects. Anadarko is pretty much tied with Mariner and everyone else actually lags them including the other super majors. We want this experienced base and frankly we probably wouldn’t be able to acquire this capability and expertise anywhere else in this sector.
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Slide 13, I’m not going to belabor this point but one thing to note here is the range in water depths we’re looking at. Mariner doesn’t just move up a few steps deeper into the water. They have been in projects as deep as 5, 6, 7000 feet of water depth and we like the range of experience base very much.
Slide 14. I am going to move here – and we see some highlight development project in Mariner’s pipeline. The one we’d like to focus on today in discussion on Lucius and Heidelberg, down near the bottom of the page. This is Lucius, this is slide 15. This was a major subsalt oil discovery in 2009 with over 200 feet of net pay in the first well and over 600 feet of net pay in the appraisal well drilled in January. Anadarko operates this discovery and they believe it holds over 200 million barrels of oil. Mariner has publicly communicated an estimated range of 2 to 500 million barrels. Either way, it’s a big discovery.
Additional appraisal activity is planned for 2010 in order to get this project on in 2013 or 2014. Mariner owns 16.67% of their interest in Lucius. In addition to the discovery, Mariner built a 25-block position in the immediately surrounding area and has participation of 25% or higher in just about all of those blocks. The most important thing or important thing about this is Mariner was at a size that they really couldn’t take advantage of the leverage that they had in putting together these blocks and we think we have the capability to help them leverage their position in these blocks.
Please turn to slide 16. This is Heidelberg which looks very much as impressive as Lucius so far. This is also a 2009 discovery. Both are subsalt discoveries. The Heidelberg discovery had over 200 feet of net oil pay and the operator, Anadarko, estimates it holds over 200 million barrels of oil. An appraisal well is drilling at Heidelberg as we speak and much like Lucius, this is potentially not just a one trick pony. Mariner holds interest in a number of leases in the area and has follow-up prospects lined up starting with Lyell within this year. A deepwater development pipeline that includes both Lucius and Heidelberg will become very attractive and these projects hold a lot of potential to unlock as we progress through de-risking and developing them. Slide 17, Mariner has a large deepwater exploration position. This is the current three-year pipeline of drilling targets. Their deepwater project inventory represents about 1.4 billion barrel equivalent of perspective resource.
DeGolyer and MacNaughton has evaluated 1.3 billion barrels in detail and provided a technical report indicating combined probability of geologic success of 31%. And this is also very similar to how D&M assess Cobalt’s exploration inventory recently. These figures do not include 36 water blocks Mariner won in the March OCS round. 27 projects identified in these blocks so far could hold another 1 billion barrel of oil equivalent potential according to Mariner estimates.
In summary, it’s the right time for Apache to enter the deepwater and a Mariner is the right vehicle because of its experience base, development inventory and deep resource potential.
Slide 18. In the interest of time, I’m going to cover the other operating regions with one slide each, take you through slide 18 which we address Gulf of Mexico shelf. These are attractive properties. They have not been worked with the focus that we would bring to them. Mariner bought most of these properties from Forest and Statoil and neither of those companies really concentrated on working their shelf assets.
Mariner has initiated a shift toward offshore – onshore operation shortly after acquiring them. The net result is that we’re entering a set of properties with a lot of opportunities for our exploitation expertise through infield drilling and exploitation and they fit us very well as you can see from that slide. Mariner has 367 million barrels of oil equivalent of exploration inventory in the shelf that we’ll work through and expand over time. And of course these properties give us great cash flow that makes the transaction even more attractive.
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I’m going to now turn to slide 19. Here is Mariner’s Permian oil focus production which is in the context of our acreage. Apache’s acreage is in yellow. The timing of this transaction could not have been better for us in the Permian. We are one of the largest producers there and this is a core part of our operations.
Earlier this year we established a dedicated region in Midland and we’re building our headquarters as we speak. Mariner’s Permian assets represent good production and an inventory for our new region. Their Permian production has had an impressive growth record over recent years including – during 2009 after the big drop in commodity prices.
They are focused on the Spraberry and related plays which are complementary to our existing footprint. Their Spraberry is in some of the areas where companies like Pioneer have focused their drilling. We’re getting an inventory of over 2,000 potential locations, and as technology and innovation continue to advance, big oil plays may be unlocked there.
There is certainly more oil in the ground in this area than just about anyplace else in the world and it’s the right place to be in the onshore US. Mariner’s Permian team will certainly be a great addition to the new regional organization that we are building in Midland.
Slide 20. Mariner’s new ventures include about 200,000 net acres in new onshore plays, primarily oil focused. This acreage, as I said earlier, includes 54,000 net acres in the Niobrara. This portfolio fits our strategy in North America onshore. We focus on unlocking new plays with differentiated economics. We have had big successes recently in the Horn River and the Granite Wash and this acreage base gives us inventory to add to our strategy.
Now, I’d like now to turn it over to Roger Plank, Apache’s President.
Roger B. Plank, President
Thank you, Steve, and good morning, everybody. We can’t tell you how pleased we are to confirm the rumors of the Mariner transaction that were prompted by our premature e-mail last night. I’m going to walk you through a few slides highlighting the impact on Apache of the Mariner transaction and what the Company looks like on a combined basis.
Slide number 21 shows that Apache will issue 17.5 million shares comprising $1.9 billion of the purchase price. Cash of 800 million brings the total purchase price to – of the equity to $2.7 billion and when you throw in $1.2 billion of debt, the consideration rises to $3.9 billion in total. For that, we are picking up estimated proved reserves of 181.2 million barrels of oil equivalent of which 47% is oil and liquids at an all-in cost of $21.70 per BOE.
Estimated proved and probable reserves of 270.1 million barrels equivalent imply a purchase price of $14.56 per BOE. The deal is immediately accretive to cash flow and accretive to earnings in the first full year of consolidation. Including both Mariner and the Devon properties, Apache’s annualized cash flow rises by about $1 billion.
I am now moving to slide number 22. Despite $5 billion of transactions, Apache’s capital structure remains very strong with equity projected to rise to $21 billion at year-end and debt to $6.6 billion. Debt to cap remains below 25%. Projected cash balances are also robust at right around $1 billion at year-end.
Slide 23 shows our pro forma production mix both geographically and in terms of oil versus gas. We have broken out the components of the Gulf region to highlight a couple of things. One, that our shelf production at 21% of Apache’s total remains at quite manageable levels. And two, that our
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new deepwater position instantly becomes 4% of our total or 23,000 barrels of oil equivalent per day, a good base from which to grow.
Our commodity mix remains balanced at around half oil and half gas, so our comparatively high component of oil should continue to generate substantial cash flow and earnings relative to our gassier competitors.
Please turn now to slide number 24 where we show you the hedges associated with Mariner. Mariner has fairly substantial hedges in place already so we have not added much. However, given that some 60% of the revenue from Mariner is coming from oil and liquids, we did put in place additional hedges yesterday. The market has been pretty attractive of late as you probably are aware. We were able to buy costless collars with $80 floors and ceilings of $100 per barrel or so. I have got two quick slides on how Apache stacks up against the competition taking into consideration this week’s to transactions. I’m now moving to slide number 25.
In a peer group of 13 companies in the category of production, Apache rises from fourth largest producer to first. In reserves at the bottom of the slide, Apache jumps from fifth to third. If you go to the next slide, slide number 26, you seen that in cash flow we rise from fourth to second.
Now we recognize that biggest isn’t necessarily best but I would say that as we continue to grow the company, we do it focused on ensuring that our cash flow continues to rise in lockstep with our opportunity set so that we can continue to effectively execute our growth strategy for years to come. Steve?
G. Steven Farris, Chairman and Chief Executive Officer
Thank you, Roger. We would like to conclude the prepared remarks and just summarize why we are entering to this transaction. This is a very important strategic step for Apache. We are gaining a new growth platform as a company in the deepwater and we are going to do it right here in the United States and it has an oil focus. And this is the right time for us to enter the deepwater certainly from a technology standpoint, an economic standpoint it should pay dividends over the several years to come.
Mariner is a very good entry vehicle for us. It gives us operational critical mass, experience base and resource depth we want. We can add a lot of value to this business with our resources and reach.
The entire portfolio fits us very well. Mariner’s Gulf of Mexico shelf and Permian oil are a great match for our operating earnings. It gives us strong cash flow and drilling inventory and upside.
And Mariner’s new ventures fit with our onshore strategy of finding new plays in oily areas. This transaction strengthens our portfolio balance. Mariner’s and Apache’s culture are very compatible and we know this because we have had shared experiences and we look forward to melding the Mariner team in with the Apache team.
And finally, we believe this is the most strategic transaction opportunity for us since we gained critical mass in Egypt through the Phoenix Resource acquisition which was interesting our last corporate combination 14 years ago. And we used that transaction as a launching pad to build a new world-class business and we intend to ply every effort to do so again with Mariner in the deepwater. With that, we would like to open it up for your questions.
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QUESTION AND ANSWER SECTION
Operator: [Operator Instructions] We’ll have our first question from Brian Singer with Goldman Sachs.
<Q – Brian Singer>: Thank you. Good morning.
<A – G. Steven Farris>: Good morning, Brian.
<Q – Brian Singer>: When you look at the combined production from the Mariner and Devon acquisitions, where do you see that production going over the next two to three years? And then, maybe comment on the shelf versus the deepwater versus the onshore and how much capital do you expect to invest to achieve that growth? I have a follow-up after that. Thank you.
<A – G. Steven Farris>: Brian, if you look at them from a higher level, certainly the developments that Mariner has in the deepwater with Heidelberg and Lucius that they already have coming on 13, 14 — what you would anticipate that certainly our Gulf of Mexico will get a lot oily because both of those are oily projects. As you know, we balance our cash portfolio based on opportunities in commodity prices.
As far as Devon is concerned it is certainly just a tactical acquisition for us. It fits us very nicely, and does have some upside in the course area over in the western part of the Gulf and some deeper drilling on the eastern side that actually Exxon is in that same area and have produced over 570 Bcfs in some of those wells. But in terms of being able to project today what those two acquisitions are going to do for Apache, the one thing I would say is I think this year we have said we are going to have 5 to 10% growth certainly for the rest of this year if you just project out what they are producing today. You add about 5% and the real growth from both of these transactions will come in 2011 when we have full-year impact from their production. In terms of our long-term plans, that is certainly based on opportunities and right now we don’t have projections for past 2010.
<Q – Brian Singer>: Great, thanks. As a follow-up, you have spoken much more on the call with regards to the deepwater value. In recent months though I think you have spoken more actively toward expanding your Permian Basin and onshore positions. Does this Mariner’s Permian position along with your existing Permian assets meet your objectives or do you see other meaningful asset or corporate acquisition opportunities either in the Permian specifically or elsewhere in the onshore?
<A – G. Steven Farris>: We have been pretty dry for about three years. We are always an acquisitive company in terms of the opportunity portfolio that is out there. We want to grow incrementally. I think certainly the Mariner acquisition is a perfect size and a perfect fit for us because it is not too large that it is going to swamp us. It is just part of our portfolio. The deepwater we will never be just a primarily deepwater player nor a Permian player we believe in portfolios. Would we pick up additional assets in any weather – either of those areas? Of course, but it has got to stay balanced in our portfolio.
<Q – Brian Singer>: Great, thank you.
Operator: We’ll have our next question from Sachin Shah with CapStone Global Markets.
<Q – Sachin Shah>: [indiscernible]
<A – G. Steven Farris>: Hello.
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Operator: Hi, sir your line is open, please go ahead with your question.
<Q – Sachin Shah>: Oh sorry, good morning. Thanks for taking my question. I just wanted to find out the termination fee for the deal, the closing. Can you maybe clarify any regulatory approvals that are needed just to kind of close down the timing of the close — for the merger?
<A – G. Steven Farris>: I am sorry. I didn’t understand the question. Are you asking about the walk away fee or are you talking about fees in general? Can you clarify your question?
<Q – Sachin Shah>: Yes, the termination fee – the first question is what is the termination fee for the deal?
<A – G. Steven Farris>: The break fee is 2.5%.
<A – Roger Plank>: Of the equity.
<Q – Sachin Shah>: Okay. And can you just walk us through what regulatory approvals are needed for the deal?
<A – Roger Plank>: Hart-Scott-Rodino is the most significant of them.
<Q – Sachin Shah>: Okay and as far as the closing, you mentioned the third quarter close, any kind of specific guidance on when you expect that to happen?
<A – Roger Plank>: Well, we’ve – for our own purposes, assumed it is going to be at least 120 days, so in order for the shareholder vote to take place. So we have assumed the end of the third quarter. There is some chance that it could be earlier that month but probably not before then.
<Q – Sachin Shah>: Okay. And as far as divestments are concerned, any concern in regards to making divestments or any requirement for divestments to get regulatory approval?
<A – Roger Plank>: That is part of what Hart-Scott-Rodino is about and we will see but we don’t anticipate any sales at this time.
<Q – Sachin Shah>: Okay, great. Thanks. Have a good day.
Operator: We will go next to Brian Lively with Tudor Pickering, Holt.
<Q – Brian Lively>: Good morning, guys. This is just a follow-up question to your thoughts around more acquisitions. But given the stock that you paid for this deal, do you envision yourselves to be buyers in the near term from a corporate side?
<A – G. Steven Farris>: Well I want to point out that we haven’t made a corporate acquisition in 14 years before we made this one and that was a very targeted one also because all they had is stuff in Egypt. Mariner is uniquely fit for Apache when you think about their asset base. And one of the assets we really wanted to pick up was the deepwater but we are certainly big in the shelf. We are big in the Permian. So all of their assets – we don’t have to divest of anything in order to right size this organization. So we are very pleased with it. Finding those is difficult though.
<Q – Brian Lively>: Okay and then just a follow-up on the deepwater side. With the combined inventory that you have and what you have laid out in the presentation today, which projects are you estimating to be operated through 2010 and 2011?
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<A – G. Steven Farris>: Operated is – Apache operations or operated as which part is actually going to take place?
<Q – Brian Lively>: My question was more you guys are generally operators and that is where you cut your teeth and just wondering which of the projects Apache is specifically going to operate within that deepwater inventory?
<A – G. Steven Farris>: Well, certainly the blocks that Mariner picked up in the latest lease sale. They have a built-in operator in Anadarko. We are just going to have to get in the middle of it. And they have a number of blocks in which they own 50% or operated. What has happened to Mariner in the past is because of their size, they have had to actually sell down in interest in order to be able to participate. And we don’t anticipate having to sell down a valuable block in order to be able to drill the well. So we will probably operate significantly more than Mariner has operated.
<Q – Brian Lively>: Okay. And then when you think about both the Devon and the Mariner deals now, what are your plans to divest some of the non-core assets whether it is within your legacy inventory or with your new acquisitions specifically on Mariner?
<A – G. Steven Farris>: Frankly, we are just going to have to look at that. The positive side is they fit with us very well and there is no urgency to call the inventory. But certainly as we go through it and we learn more and more about it we will make a decision as to what properties we want to go forward with and what properties we would be better off selling to somebody else.
<Q – Brian Lively>: Okay. Thank you.
Operator: We’ll go next to Doug Leggate with Merrill Lynch.
<Q – Doug Leggate>: Thank you. Good morning, everybody. Congratulations, Steve. It looks like a lot of fun in the deepwater going ahead.
<A – G. Steven Farris>: Thank you.
<Q – Doug Leggate>: I have got a couple of questions, Steve. First, on the exploration looks like its going to take a larger piece of the capital budget going forward, I am guessing as a result of where you are planning to take the Company. Can you talk a little bit about how you see capital allocation going forward in terms of capital expenditure generally? But also maybe Roger could address whether or not you guys will revisit fuel cost accounting if exploration is going to become a larger piece of the capital going forward? And I have a follow-up.
<A – G. Steven Farris>: In terms of capital, one of the good things about putting Devon together with Mariner in the shelf assets, they generate an awful lot of cash flow. I think the combined is over $1 billion worth of added cash flow depending on what price scenario you use. So the additional capital requirements part of the strategy was to make sure that we had enough cash flow to cover that. In terms of our specific allocation honestly right now we are going to have to do an awful lot of work to make those allocations.
<A – Roger Plank>: As far as full cost goes, Doug, that is not an easy process to go through. We don’t have any plans to do it, but there is with IFRS being proposed full cost bites the dust in that equation somewhere around 2015 and ‘16 if it is implemented based on the currently proposed timetable.
<Q – Doug Leggate>: Okay, so nothing imminent, Roger?
<A – Roger Plank>: No.
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<Q – Doug Leggate>: My follow-up is probably less strategic. I mean obviously this deal is a big strategic shift, but to some extent. But I am guessing there is some cost overlaps and some synergies coming out of this. Could you maybe speak to how you expect or any benefits you expect coming out of it in terms of either portfolio high grading or perhaps just reducing G&A and so on?
<A – G. Steven Farris>: Well, certainly Mariner has a great technical staff. I mean their track record speaks to that. And in our business, people are the most important thing. So this acquisition wasn’t made to get cost synergies out. It was made to find opportunities. In terms of rationalizing assets, frankly I am a big believer in owning acreage. So many times when you look at things and you say there is nothing coming through here, we’ve drilled wells in the Granite Wash for 30 years and all of the sudden – now since we own 200,000 acres in there, all of a sudden you go horizontal. So we’re very conservative when it comes to selling properties. As long as they are making money and paying some of the overhead, they are part of our portfolio.
<Q – Doug Leggate>: Got it. Maybe I could squeeze just one final one in real quick. As far as right now there is about 4% of your production as you pointed out but what is your kind of game plan, Steve, in terms of how significant you would like — let’s face it — probably a higher decline part of your portfolio to look as you go forward? I mean, how big would you like the deepwater strategy to become if you like, just conceptually?
<A – G. Steven Farris>: I think we have some built-in growth coming out of the deepwater with Heidelberg and Lucius. Certainly it has higher declines but I will tell you it also has higher rates of return. Oil is still selling at over $80 and gas is selling closer to four. So if you just look at the leverage that you have on the liquid side versus the gas side we can stand a little bit of steep declines at $85 a barrel.
<Q – Doug Leggate>: Got it. Thanks for taking my questions.
Operator: We’ll go next to Leo Mariani with RBC.
<Q – Leo Mariani>: Good morning. Perhaps you could comment a little bit more on the financing for this deal. It seemed like a pretty sizable percentage of the equity at roughly 70% — you are still keeping a very healthy cash balance. You talked about $1 billion post deal and just any other plans you have to refinance the Mariner existing debt and how you would likely do that?
<A – Roger Plank>: Well there is bank debt that we will obviously pay off with our cash of about $300 million. There is a — when you look through the debt instruments, there are penalties associated with prepayment and there are some that just aren’t callable so that leaves one that is callable, the 7.5% issue, $300 million as well. And we will very likely end up calling that. The others are callable in ‘12 and ‘13 and we will take a look at that as we get to that point in time but we can’t do anything as far as refinancing goes until we get beyond the shareholder vote and close.
<Q – Leo Mariani>: So I guess there is no change of control provisions on a couple of those bonds what you’re saying — you don’t have to take them out?
<A – Roger Plank>: No.
<Q – Leo Mariani>: Okay. I guess I am just curious as to why — I mean it seemed like a little larger percentage equity on this deal than I would have suspected and certainly different than you guys have done deals in the past, just your comments on that?
<A – G. Steven Farris>: Well, I think probably the best thing to say is that we want to stay in a range of debt that keeps our A rating. We have had an A rating for a number of years. We want to
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continue that. Given the volatility of the commodity prices, we just thought it was prudent for our balance sheet to issue a little more equity.
<Q — Leo Mariani>: Okay. I guess you also made some comments, Steve, about some potential new play acreage that you are picking up here with Mariner. You did highlight the Niobrara is adding some acreage here. What are your thoughts on obviously a big wave of industry activity in some of these new oil windows or the plays particularly the Eagle Ford and the Niobrara?
<A — G. Steven Farris>: Certainly the Niobrara is a new area for us. In fact, we got out of the Rockies in 1995 and we have been trying although not publicly, to figure out a way to get back in the Rockies. And this gives us a little foothold there. In terms of some of the other plays to be real honest with you, we look at things that we know something about and that we can add value to. If you look at the Granite Wash or you look at the Horn River, both of those plays where we studied a long time and we put a lot of technology in it. I have to admit we have not done that in the Niobrara yet. And we will be doing that going forward.
<Q — Leo Mariani>: Okay. Any incremental G&A you guys expect to incur result of picking up Mariner? It sounds like you’re keeping a fair number of people here.
<A — G. Steven Farris>: You mean — well, on a BOE basis, it will probably be very similar on what the total structure looks like going forward. We’re just — we’re going to have to put organizations together and see what the needs are. Certainly, we have a need for a bunch of Mariner employees.
<Q — Leo Mariani>: Okay. Last question for you guys, clearly, as you pointed out Steve, $80 oil, $4 gas; is this changing your thoughts on capital allocation here on a kind of a real time basis in terms of how you are viewing North American gas? Should we expect you guys to shift to some funds around?
<A — G. Steven Farris>: Well, we’ve shifted some funds around. We do except in projects that make economics at $4.50 flat, we are very much a bias toward a oil in terms of what we’re doing in the Permian Basin in terms of redrilling the Granite Wash wells even some of our projects on the shelf are much more oily. And that just stands to reason, it’s better economics.
<Q — Leo Mariani>: Okay. Thanks, guys.
Operator: We’ll go next to Wei Romualdo with Stone Harbor.
<Q — Wei Romualdo>: Would you consider a tender of those Mariner bonds, given the cost, the high coupon that they are?
<A — Matthew Dundrea>: They have a make-whole provision. This is Matt Dundrea. They have a make-whole provision, which is very expensive. And if we have — if we did a tender, we would essentially lose the cost, the benefit, by paying the premium in order to bring those bonds back. So, at this point, the intention is to hold those bonds, the 8 and the 11.75 bonds, until we’ve reached the first call dates respectively.
<Q — Wei Romualdo>: Okay. Thank you.
Operator: We’ll go next to Ray Deacon with Pritchard Capital.
<Q — Ray Deacon>: Yeah. Hey, Roger, I was wondering if there are a significant number of properties from Devon or Mariner that are subject to pref rights. And I recall a couple of years ago, you had made a look back — put together a look back analysis on your Gulf of Mexico investments to-date, and I was wondering if you would have that info handy.
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<A — Roger Plank>: I don’t happen to have that. Maybe somebody might have that or if not, Ray, we can get it to you.
<Q — Ray Deacon>: I’ll follow up later, sure.
<A — Roger Plank>: With respect to the pref rights on the Devon properties, yes, there are a number of pref rights and we’ll be working our way through that over — what through 30, 60, 90 day type — 60 days by and large. Devon, because it’s a merger that knocks out most pref rights, although, there are a very few I understand that potentially could be triggered by — even in a merger situation.
<A — G. Steven Farris>: I might comment we did show our Board that the cumulative look back at the Gulf of Mexico here recently and on a before tax basis, all-in including hurricane costs, etc., the all-in rate of return is about on a before tax basis is about 25%.
<Q — Ray Deacon>: Thank you. And I guess just one more follow-up. So you do have a firm idea of how many Gulf of Mexico deepwater tests you might drill per year? And I guess where is the Niobrara acreage? And similar kind of question, do you know how many horizontals you might drill this year?
<A — G. Steven Farris>: I think in terms of the deepwater, I think right now Mariner has five deepwater wells that are least scheduled this year. In terms of the Niobrara, it is on the Wyoming Colorado border. It appears to be pretty favorable acreage. In terms of our drilling horizontal wells there, we first have to meld Apache and Mariner together which should happen hopefully no later than the end of September. Then in the meantime, we will be inclined to do some technical work on that area.
<Q — Ray Deacon>: Great. Thanks, Steve.
Operator: We will go next to Brian Foote with Levin Capital. [indiscernible]
<A — Roger Plank>: Operator, can you help us with this?
Operator: His line as a feeding back a little bit. We will get some assistance for him. We will move on to John Levin with Levin Capital.
<Q — John Levin>: Hi. Thank you. Could you characterize the discussions? Was Mariner as intense for a limited period of time month two or three or extended in terms of the shape of the deal and whether there were other bidders because of the attraction of the deepwater properties Mariner and other companies hold?
<A — G. Steven Farris>: It was about a two-week process.
<Q — John Levin>: So this came together in a relatively prompt manner?
<A — G. Steven Farris>: That is correct.
<Q — John Levin>: And is it your impression following up — because a part of the other discussion is that there are separate people interested in pieces of these very prospective deepwater assets?
<A — G. Steven Farris>: I have no knowledge of it and I couldn’t comment on that.
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<Q — John Levin>: Okay. I appreciate you answering the question the way you did. Thank you very much.
Operator: We will go next to Mabel Yu with Vanguard.
<Q — Mabel Yu>: I have two questions. Okay. The first question is the Mariner I know that you mentioned that there are two issues of the bonds that are too expensive for you guys to call. I just wonder if you decided not to call the debt are you going to guarantee the debt so that it is paraphrased as the Hibachi debt.
<A — Roger Plank>: We haven’t made a decision on that yet.
<Q — Mabel Yu>: Okay. My next question is with your strategic repositioning and continued acquired assets, are you interested to keep your single A rating? Or are you guys are more interested to keep acquiring strategic assets even at the expense of risking a downgrade?
<A — Roger Plank>: We don’t see any reason why the Company can’t maintain its current capital structure and we are committed to our rating.
<Q — Mabel Yu>: Okay, thanks a lot.
Operator: We will have our next question from Scott Houlihan, OTA LLC.
<Q — Scott Houlihan>: Hi, I had a question on the election feature. I am curious what the non-elector receives?
<A — Roger Plank>: Non-elector, somebody who doesn’t elect — somebody that does not elect, do they.
<Q — Scott Houlihan>: Yes, a non-elector, what would they receive? Is it whatever is left over or is there a default?
<A — G. Steven Farris>: I don’t know, I can’t comment on that right now. We don’t have our — are perfect.
<Q — Scott Houlihan>: And then another question, was there an auction process for Mariner or — and then have you guys been approached yourselves, Apache? And if so, is there anything in the merger agreement that would allow for both companies to be bought?
<A — G. Steven Farris>: I can’t — I don’t all know that for a fact but I wouldn’t expect Apache to be bought. And in terms of an auction, as far as we know, we were negotiating with Mariner but that is a Mariner question.
<Q — Scott Houlihan>: Okay, thank you.
<A — Roger Plank>: We are double-checking it but for the defaulter, they default to 70/30 or in the event of pro rationing, whatever the pro rationing mix is.
<Q — Scott Houlihan>: Right which is 70/30 I think, right?
<A — Roger Plank>: Right.
<Q — Scott Houlihan>: Thank you.
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Operator: We will go next to Phil Dodge with Tuohy Brothers.
<Q — Phil Dodge>: Good morning, thanks. I just wanted to make sure that I am dividing up the 2 billion barrels of resource potential consistently. It looks like 1.3 deep Gulf of Mexico, 367 shelf. Presumably the rest is onshore and I am wondering if that is true if most of it would be Permian Basin?
<A — G. Steven Farris>: I haven’t backed into those numbers. I apologize but I am sure that is right. If you look on slide seven, it gives you un-booked resource potential.
<Q — Phil Dodge>: I just wanted to make sure that the two in the press release consisted with the 1.3, 1.4 deep and 367 shelf?
<A — G. Steven Farris>: Right. You have deepwater of about 1.4 and the shelf is about 3.8 or 380 million.
<Q — Phil Dodge>: Okay and consistent with the two totals?
<A — G. Steven Farris>: That is correct.
<Q — Phil Dodge>: Okay, thanks very much.
Operator: We will go next to Dan Morrison, Global Hunter.
<Q — Daniel Morrison>: Couple of quick ones. There is not a lot of mention about deep shelf activity potential and I know it is something that you are constantly looking at, if you could kind of comment on your feelings about the current state-of-the-art there? And also Mariner’s CapEx was running at about $600 million for 2010. Is there any potential to ramp that this year? I know it is squeezes with the close later in the year but would Mariner be emboldened to increase their CapEx this year?
<A — G. Steven Farris>: Well, we are going to have to look at that on an opportunity basis right now. In terms of the deep shelf, we have a couple of projects that we are looking at on the deep shelf and I know Mariner has a couple of prospects, deep prospects on the shelf. And quite frankly, one of these days the industry is going to be able to solve that technological problem and that is other than just being able to image structures to be able to high-grade those structures. But there is no reason why the deep shelf doesn’t have the same potential over time as the deepwater frankly.
<Q — Daniel Morrison>: Anything on the near horizon there or is that still kind of further out?
<A — Jon Jeppesen>: We have some deep shelf
<A — G. Steven Farris>: This is Jon Jeppesen, our Executive Vice President.
<A — Jon Jeppesen>: We have some deep shelf prospects that we’re evaluating right now. As Steve has indicated earlier, having the acreage is great. We watch a lot of competitor activity, but we have our own that we are developing and going to be drilling. We are not looking hard at the ultra deep, but we monitor activity on that. We have acreage in that trend. We are evaluating it as we go.
<A — Roger Plank>: Part of what we like about Mariner is the acreage typically in the undrilled acreage they have a larger interest than the 12% and 16% that they have been able to hold onto. As a smaller company of course, it’s harder to come by the cash flow to generate the capital. So our stronger balance sheet and cash flow should enable us as we get more familiar with the
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properties to increase our interest in these wells and discoveries from what otherwise would have been the case. So from that standpoint, we ought to be able to ramp up activity, but we also need to do it as we gain knowledge about it. It’s going to take time is what I’m trying to say so whether that happens in 2010 or 2011 or beyond, we don’t know but we would certainly expect to be able to take out larger interest going forward.
<Q — Daniel Morrison>: Great. Thanks. Congratulations.
<A — Roger Plank>: Thank you.
Operator: We’ll go next to Judy Delgado, Alpine Associates.
<Q — Brad Cohen>: This is Brad Cohen in place for Judy. I was just wondering if there is any protection for shareholders such as a collar mechanism on the equity portion. Collar mechanism on the equity portion?
<A — G. Steven Farris>: No.
<A — Roger Plank>: I’m sorry.
<Q — Brad Cohen>: Collar mechanism?
<A — Roger Plank>: No, there is no collar.
<Q — Brad Cohen>: And also would non-elects, will they default to a mix consideration?
<A — G. Steven Farris>: To the what consideration?
<Q — Brad Cohen>: Non elect?
<A — G. Steven Farris>: Yes.
<A — Roger Plank>: They would.
<A — G. Steven Farris>: Yes.
<Q — Brad Cohen>: Okay. That’s all I have. Thank you.
<A — G. Steven Farris>: Thank you.
Operator: And we’ll go next to Tony Reiner with Dominick & Dominick.
<Q — Tony Reiner>: My questions have been answered. Thanks very much. Except for one other question, can you tell me when the proxy and other materials will be out, please?
<A — G. Steven Farris>: We’ll have to put a timeline out on our website. We don’t have our attorneys on the call with us.
<Q — Tony Reiner>: Thanks very much.
Operator: We’ll go next to Michael Penya, Simmons & Company.
<Q — Michael Penya>: Good morning, guys.
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<A — G. Steven Farris>: Good morning.
<Q — Michael Penya>: Question on Mariner’s Bakken position. Can you guys comment on that at all how much of the acreage is undeveloped and whether you plan on retaining it or developing it?
<A — G. Steven Farris>: I will tell you we’ve given it a cursory look. They have some acreage in the Bakken, but we didn’t really get into the details of their Bakken position.
<Q — Michael Penya>: Okay, thanks. And it looks like Mariner has about 40% of production. Had you guys planned on laying on additional hedges to maybe lock in some of these economics?
<A — Roger Plank>: Well we did hedge a bit of the oil yesterday. And I think we are comfortable with that as a base and I think we will look at it on an opportunistic basis going forward. So we will just have to see how that plays out.
<Q — Michael Penya>: Okay, thanks. And last question, Mariner’s shelf assets, I know you said the Devon shelf assets were actually in pretty good condition. How do these compare to that and what is the future decommissioning liability if any?
<A — G. Steven Farris>: We don’t have as good a feel for the condition of the assets on the shelf. Do you have anything on decommissioning?
<A>: We are carrying a total B&A liability with these assets about $540 million on discounted going forward so.
<Q — Michael Penya>: Okay. Thanks, guys.
Operator: We will go next to Brian Kuzma with Weiss Multi-Strategy.
<Q — Brian Kuzma>: Good morning, guys.
<A — G. Steven Farris>: Good morning.
<Q — Brian Kuzma>: I had a question more just strategically. Mariner, they had a lot of success a couple of years ago kind of on the older vintage stuff which was shallower like a lot of bright spot stuff in the deepwater. And then ‘09, I’m not sure exactly what they were doing in ‘09 on their operated stuff. They didn’t have as much success. So I am just kind of curious what makes you confident that you have got this deepwater expertise with the latest technology?
<A — G. Steven Farris>: Well we have some — a technology organization within Apache. If you look at all we are doing in Australia and what we have done in Egypt, that kind of technology is not new to us. In terms of Mariner’s technology, certainly they have some very capable people. I will tell you that they call it exploration for a reason and the COS’s are lower than development growing. We are confident though that as we move forward that the Wide Azimuth certainly is going to help the success rate but it is not going to eliminate it. So you have to come up with good prospects and drill more than one well.
<A>: And they drilled several discoveries in 2009, Heidelberg and Lucius. I mean we participated in one of them at Mandy that is at Canyon 199. They have 35% of that. They do not operate it. The log operates it. Apache has 15% of the -
<Q — Brian Kuzma>: I guess my question is does any of it require the Wide Azimuth? As I understood it, like the Mandy, I thought that was shallower.
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<A>: It was shallower and it was evidence of the existing seismic. They have been acquiring a lot more Wide Azimuth data in recent months but that is going to be the wave of the future and they have been pursuing it.
<Q — Brian Kuzma>: I got it. Okay. And so that is part of the deal here is you getting their seismic package and they already have Wide Azimuth in hand?
<A>: They have some. We would continue to build on that. We would acquire the Wide Azimuth data wherever we felt like it was — in the sub-salt basin.
<Q — Brian Kuzma>: Okay. And then I thought I heard you guys say that you guys expect production to grow on the Mariner assets over the next two years. And you guys put out a number of 63,000 barrels a day which seemed like that was the February production number that they put out.
<A — Roger Plank>: That is right.
<Q — Brian Kuzma>: I am just curious if you guys expect that number to grow going forward because it seems like that would put you well above their guidance and I’m curious if that is coming from more workovers or — are going to put more capital to work to get that?
<A — G. Steven Farris>: I think maybe what I suggested is with their new developments they have got coming on I’m not talking about in the next six months or nine months. I think with their new developments coming on with Heidelberg and Lucius and some of the other ones on that list certainly they are going to become more oily than on gassy. And in terms of their growth potential, it is going to be based on how much capital we put in. If there is a lot of opportunities, we’re just going to have to decide how we are going to allocate capital.
<Q — Brian Kuzma>: I got it. So it is more the long-term growth that you —
<A — G. Steven Farris>: You bet.
<Q — Brian Kuzma>: Okay. Thanks, guys.
Operator: [Operator Instructions] We’ll go next to Andy Baker, Jefferies and Company.
<Q — Andrew Baker>: Thank you very much. Just wanted to drill down a little on the election mechanism again. Can you tell us what share ratio and all stock elector — if someone elects all stock, what are they going to be electing, how many shares? And if someone who elects all cash, what are they going to be electing?
<A — G. Steven Farris>: I am sorry, we don’t have our attorneys in here. We will certainly get you that answer.
<Q — Andrew Baker>: Okay. And then I guess you talked about — to be clear — you talked about the HSR process being the primary regulatory approval. I know just started operations in Canada. Is there anything in Canada that anybody in Canada needs to approve or just the U.S.?
<A — G. Steven Farris>: Just the U.S.
<Q — Andrew Baker>: Okay, great. And the shareholder vote is the simple majority 50% plus one?
<A — G. Steven Farris>: Yes, that is my understanding.
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<Q – Andrew Baker>: Thank you very much.
Operator: We’ll go next to Sachin Shah, CapStone Global Markets.
<Q – Sachin Shah>: Hi. Thanks for taking my call again. Just want to follow-up, guys. You’ve announced two deals now so just curious to find out if you are going to kind of do a trifecta [ph]. Are there any other assets that you see are attractive out there?
<A – G. Steven Farris>: We have our plate pretty full right now. We don’t — we buy acquisitions because they fit us or merge with companies because they fit us and give us long-term growth potential. As many of you I am sure have heard me say, we really don’t buy assets because of the current production because the current production is going to decline. What we are really looking for are opportunities and frankly certainly with Mariner, we have — we really have a strategic fit that gives us a tremendous amount of opportunity going forward and we are hopeful that we can take advantage of that.
<Q – Sachin Shah>: Just as a follow up, there has been some speculation that you have looked at or are looking at some other public names. Can you maybe discuss not specific names but just kind of what parameters geographically you are looking at?
<A – G. Steven Farris>: Well, I might want to mix the fact that we are actually out there looking at other public companies because this is not a normal occurrence for us. In terms of where we would look, we would look in any of the core areas that we are in today, because we are a strong believer in core areas and being there for a long time. Frankly, we are not actively looking right now in terms of anything sizable.
<Q – Sachin Shah>: Great, thank you again. Have a great day.
Operator: We’ll go next to Brian Lively with Tudor Pickering and Holt.
<Q – Brian Lively>: Just have a few follow-up questions. In your Permian position, you guys have stayed away from Spraberry for a while. just curious of your thoughts today in terms of development plans for that area and any type of additional recovery like secondary, water flooding, that sort of thing?
<A – G. Steven Farris>: We have looked at the Spraberry hard frankly. We think with some added technology that we can increase the economic of that play. I think the other thing I would say quite frankly is it has probably got more oil than any place else in the world in terms of oil in place and we are a big believer in oil long term especially oil long term in this country. So we’re going to spend a lot of time trying to make that oil come to surface.
<Q – Brian Lively>: Okay. The last question on the shelf assets, not a lot of discussion today, but are you guys planning on running faster with Mariner pressures plus Devon’s acreage now or are you going to wait for prices to improve a bit?
<A – G. Steven Farris>: We are going to make economic decisions based – our price forecast for our incremental capital decisions on the natural gas in the United States is $4.50 flat. And if it makes economics using those and it competes with other projects that we have got in terms of rate of return, we spend money on it. We are very, very rate of return driven.
<Q – Brian Lively>: Okay. And just one more Permian, you mentioned testing the – you believed the oil in place at the Spraberry, what are your plans for testing some of the deeper Wolf Camp and maybe even strong potential within the Spraberry?
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<A – G. Steven Farris>: Well, and let me – we have looked at it and that has real potential, but in terms of do we have a specific plan today, I can’t tell you we do. But it certainly has a lot of potential.
<Q – Brian Lively>: Okay. Thanks again today for your time.
<A – G. Steven Farris>: Thank you.
Operator: We’ll move next to Tony Reiner, Dominick & Dominick.
<Q – Tony Reiner>: Hi. I know you guys must be exhausted and thanks for hosting such a long call. Can you just go through why the process came together so quickly? What is the rush on a two-week kind of negotiation get to the finish line process? Rush may be a poor choice of words but just kind of the timing?
<A – G. Steven Farris>: Well, I think in any public arena, it is very hard to keep that confidential and it doesn’t matter if it was this deal or someone else’s deal and I don’t know what that Exxon timeframe was with XTO. Certainly if there is a fit and both parties feel good about it, getting it done sooner rather than later is very important and I think it was that way in this deal.
<A – Roger Plank>: The other thing I would say is that Mariner has been on our radar screen for years so while the deal came together in a very short period of time, we have been aware of and watching their progress for some period of time. So it is not as if we didn’t have an acquaintance with them and what their assets were. And as Steve indicated, we have been working together in the Gulf of Mexico for a few years. So from that standpoint, we have plenty of knowledge about the company.
<Q – Tony Reiner>: Clearly a great working relationship and you guys really know each other. Just I guess the follow-on question to that is due diligence completely done at this stage or are there some loose ends to tie up?
<A – G. Steven Farris>: No, it is pretty well done. The other thing I would tell you is that my comment about us getting into deepwater was not a knee-jerk reaction. We have been spending quite a few months looking at the deepwater and making that decision as to whether or not we wanted to do that. We didn’t just wake up one day and decide we were going to be in the deepwater.
<Q – Tony Reiner>: Right. Just two quick questions and I will let you go and I know it has been a long day for you all. Firstly, is there a pricing period on this do you know?
<A – G. Steven Farris>: No, it is done.
<Q – Tony Reiner>: Okay. But as far as values, we need to wait for a proxy or DMA or the lawyers to get some comments on that. Is that right?
<A – G. Steven Farris>: I’m sorry, I don’t understand the question.
<Q – Tony Reiner>: You weren’t able to say before what all cash electors or all stock electors are going to get. We understand that...
<A – G. Steven Farris>: No, I am sure it is in a document. I am just not knowledgeable of that.
<A – Roger Plank>: All cash electors get $26 a share if there is no pro rationing. All equity selectors get 0.24347 of an Apache share. Does that answer your question?
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<Q – Tony Reiner>: And that is as of today or that is a value at a definite date or some kind of pricing period?
<A – Roger Plank>: Now we are going to have to wait for the proxy again.
<A>: That is the ratio.
<A – Roger Plank>: That’s the ratio.
<A>: But there will be pro rationing because for every person that gets under.
<Q – Tony Reiner>: So if I am an all — let’s break this down a little simpler then. If I want to elect all cash, I can get $26 a share right now subject to pro ration. Is that accurate?
<A – Roger Plank>: Yes.
<Q – Tony Reiner>: Okay. And it is going to get to that 70/30 or that 30/70 level again subject to pro-ration and then I need to find out – you can tell me what non-electors are going to get, right?
<A – G. Steven Farris>: Yes, I am sorry. We are going to have to put that on the website.
<Q – Tony Reiner>: If you are going to bet money on it, you probably ought to read the document when it comes out.
<A – Roger Plank>: Betting money – who does that these days? I said who bets money these days? We don’t want to give you any misguidance is all I am saying, so.
<Q – Tony Reiner>: And then can you just make one quick comment about the Permian Basin, please? I know it is not the genesis behind this deal but just there has been some activity there and just maybe each of you just a quick brief comment on the Permian?
<A – G. Steven Farris>: Well, we decided at the first of this year, this being this year actually earlier than that, we were going to open a Permian office and put it in Midland because we really have a – it has been run historically out of our central region out of Tulsa. And because of the oily nature of the Permian and the amount of oil in place there, we decided to focus on that. We have actually moved a team to Midland and we are going to spend money in the Permian Basin because of the oil nature of it. These assets fit very nicely I think you might look at that chart. We have got a big position in the Permian already and this just complements that.
<Q – Tony Reiner>: Great. Thanks very much. Congrats again.
Operator: That concludes the question-and-answer session. We will turn the conference back over to Mr. Chambers for any additional or closing remarks.
Thomas P. Chambers, Vice President, Planning and Investor Relations
Well, thanks everyone for joining us today and before we sign off, I would like to personally thank Scott Josey. He was certainly a gentleman and he has built a very good company and we very much truly look forward to melding our Mariner employees into Apache employees and we think we will be a stronger company going forward with that combination. So Scott, if you are out there, thank you very much and if you are a Mariner employees, we certainly can’t wait to talk to you here and – so we can get to know each other. Thank you very much.
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Operator: That concludes today’s conference. Thank you for your participation.
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